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                                     EXHIBIT 3.3
            Amendment of Articles of Incorporation, dated October 19, 1995

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                ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION
                                          OF
                               MERCUR ENTERPRISES, INC.

     Pursuant to the provisions of Section 607.1003 of the Florida Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to the Articles of Incorporation:

     1. Article III of the Articles of Incorporation shall be deleted and the following Article I shall be inserted in its place:

                                     ARTICLE III
                                    CAPITALIZATION

     The total number of shares of all classes that the Corporation shall have authority to issue is one hundred million (100,000,000) shares, of which twenty million (20,000,000) shares at $.0001 par value shall be a class designated "Preferred Shares" and eighty million (80,000,000) shares at $.0001 par value shall be a class designated "Common Shares".

A.   PREFERRED SHARES.

     1. Preferred Shares may be issued from time to time in one or more series, each such series to have distinctive serial designations, as same shall hereafter be determined in the resolution or resolutions providing for the issuance of such Preferred Shares from time to time as adopted by the Board of Directors pursuant to the authority to do so, which authority is hereby vested in the Board of Directors.

     2. Subject to the provisions of the Florida Business Corporation Act, each series of Preferred Shares:

          (a)   may have such number of shares;

          (b) may have such voting powers, full or limited, or may be without voting power;

          (c) may be redeemable or convertible at such time or times and at such prices;

          (d) may entitle the holders thereof to receive distributions calculated in any manner, including but not limited to dividends, which may be cumulative, non-cumulative or partially cumulative; at such rate or rates, on such conditions, from such date or dates, at such times, and payable in preference to, or in such relations to, the dividends payable on any other class or classes or series of shares;

          (e) may have such preference over any other class of shares with respect to distributions, including but not limited to dividends and distributions upon dissolution of the Corporation

          (f) may be made convertible into, or exchangeable for, shares of any other class or classes (except the class having prior or superior rights and preferences as to the dividends or distribution assets upon liquidation) or to any other series of the same or any other class or classes of shares of the Corporation at such price or prices or at such rates of exchange, and with such adjustments;

          (g) may be entitled to the benefit of a sinking fund or purchase fund to be applied to the purchase or redemption of shares of such series in such amount or amounts;

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          (h)   may be entitled to the benefit of conditions and restrictions upon the creation of indebtedness of the Corporation or any subsidiary, upon the issue of any additional shares (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Corporation or any subsidiary of any outstanding shares of the Corporation; and

          (i) may have such other relative, participating, optional or other special rights, and qualifications, limitations or restrictions; all as may be stated in said resolution or resolutions providing for the issuance of such Preferred Shares.

     3. Except where otherwise set forth in the resolution or resolutions adopted by the Board of Directors providing for the issuance of any series of Preferred Shares, the number of shares comprised in such series may be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board of Directors.

     4. Shares of any series of Preferred Shares which have been redeemed (whether through the operation of a sinking fund or otherwise) or purchased by the Corporation, or which, if convertible, were exchangeable, have been converted into or exchanged for shares of any other class or classes, shall have the status of authorized and unissued Preferred Shares and may be reissued as a part of the series of which they were originally a part of may be reclassified and reissued as part of a new series of Preferred Shares to be created by resolution or resolutions of the Board of Directors or as part of any other series of Preferred Shares, all subject to the conditions or restrictions on issuance set forth in the resolution of resolutions adopted by the Board of Directors providing for the issue of any series of Preferred Shares and to any filing required by law.

B.   COMMON SHARES.

     The par value of the Common Shares shall be payable:

          (a)   in lawful money of the United States of America; or

          (b)   in other property, tangible or intangible; or

          (c)   in labor or services actually performed; or

          (d) in labor or services to be performed as evidenced by a written contract to or for the Corporation at a just valuation to be fixed by the Board of Directors or the Shareholders of this Corporation. The Common Shares of the Corporation may be increased or decreased at any time as provided by the laws of the State of Florida.

     Subject to all the rights of the Preferred Shares or any series thereof, the holders of the Common Shares shall be entitled to receive when, as and if the declared by the Board of Directors, out of funds legally available therefor, dividends payable in cash, shares or otherwise, as provided by Florida law.

     Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, and after the holders of the Preferred Shares of each series shall have been paid in full the amounts to which they respectively shall be entitled or a sum sufficient for such payment in full shall have been set aside, the remaining assets of the Corporation shall be distributed pro rata to the holders of all common shares in accordance with their respective rights and interest, to the exclusion of the holders of the Preferred Shares.

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     Each share of Common Stock of this Corporation shall entitle the holder thereof to one vote upon each proposal presented at the lawful meetings of the Shareholders. No holder of Common Stock of this Corporation shall be entitled to any right of cumulative voting.

     Each share of common stock, $0.01 par value, outstanding on August 25, 1995 shall be exchanged for twenty (20) shares of common stock, $0.0001 par value. The authorized shares of common stock, $0.0001, par value, shall remain the same as set forth above.

     2.   Article XII entitled AFFILIATED TRANSACTIONS is renumbered to be
Article XIII.

     3. Article XIII entitled VACANCY ON THE BOARD OF DIRECTORS is renumbered to be Article XIV.

     4.   The Amendment was adopted on August 25, 1995.

     5. The Amendment was duly adopted unanimously by the Board of Directors and by the shareholders owing a majority of the outstanding voting stock of the corporation and such majority of votes was sufficient for approval.


Dated:    October 17, 1995              MERCUR ENTERPRISES, INC.


                                    By:         /s/ Edward H. Gilbert
                                        --------------------------------------
                                             Edward H. Gilbert, President